

15046063

UNITEDSTATES
SECURITIES AND EXCHANGE COMMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC Mail Processing Section MAR 0 3 2015 Washington DC 404

ANNUAL AUDITED REPORT
FORM X-117A-5
PART III

SEC FILE NUMBER
8-29445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HORIZONS FINANCIAL INVESTMENT CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS, (Do not use P.O. Box No.)

151 Harrington Circle
(No. and Street)

Willingboro, NJ 08046
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J. Isackson 609-877-3355
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harrison, Mauro & Morgan
(Name - *if individual, state last, first, middle name*)

586 High Street, P.O. Box 400, Burlington, NJ 08016
(Address) (City) (State) (Zip Code)

CHECK ONE;

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must he supported by a statement of facts and circumstances relied on as the basis for the exemption- See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD J. ISACKSON, CFP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HORIZONS FINANCIAL INVESTMENT CORP., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public of New Jersey
My Commission Expires April 25, 2015



Signature

PRESIDENT
Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 156-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 156-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions qf this filing, see section 240.17a-5(e)(3).

HORIZONS FINANCIAL INVESTMENT CORPORATION

REPORT ON AUDITS OF FINANCIAL STATEMENTS

DECEMBER 31, 2014 and 2013



HARRISON
MAURO
MORGAN

CERTIFIED PUBLIC ACCOUNTANTS

568 High Street
PO Box 400
Burlington, NJ 08016
609.386.6556
609.386.6446 fax

703 White Horse Road
Suite 5
Voorhees, NJ 08043
856.782.9700
856.782.2233 fax


HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

STEVEN M. HARRISON, CPA
RICHARD L. MAURO, CPA
WILLIAM J. MORGAN, CPA
GERALD G. WILLIS, CPA
WILLIAM A. BAKER, CPA (1991-2002)

A Peer Reviewed Member of the American Institute of Certified Public Accountants

A Member of the New Jersey Society Of Certified Public Accountants

HORIZONS FINANCIAL INVESTMENT CORPORATION

REPORT ON AUDITS OF FINANCIAL STATEMENTS

DECEMBER 31, 2014 and 2013

568 High Street
PO Box 400
Burlington, NJ 08016
609-386-6556
Fax 609-386-6446


CPA
The CPA, Never Underestimate The Value.

703 White Horse Road
Suite 5
Voorhees, NJ 08043
856-782-9700
Fax 856-782-2233

HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION

CONTENTS

	Page No.
Independent Auditor's Report	1- 2
Statements of Financial Condition	3
Statements of Income	4
Statements of Stockholders' Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7 -11
Schedule I	12


CPA

The CPA, Never Underestimate The Value.


HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

STEVEN M. HARRISON, CPA
RICHARD L. MAURO, CPA
WILLIAM J. MORGAN, CPA
GERALD G. WILLIS, CPA
WILLIAM A. BAKER, CPA (1991-2002)

A Peer Reviewed Member of the American Institute of Certified Public Accountants

A Member of the New Jersey Society Of Certified Public Accountants

Board of Directors
Horizons Financial Investment Corporation
Willingboro, NJ

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements
We have audited the accompanying statements of financial condition of Horizons Financial Investment Corporation as of December 31, 2014 and 2013, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the

568 High Street
PO Box 400
Burlington, NJ 08016
609-386-6556
Fax 609-386-6446


CPA
The CPA, Never Underestimate The Value.

703 White Horse Road
Suite 5
Voorhees, NJ 08043
856-782-9700
Fax 856-782-2233

HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Horizons Financial Investment Corporation as of December 31, 2014 and 2013 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information presented in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, Schedule I is fairly stated in all material respects in relation to the financial statements taken as a whole.

Harrison, Mauro & Morgan, PA

Harrison, Mauro & Morgan, PA

February 16, 2015


CPA

HARRISON ◆ MAURO ◆ MORGAN

CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS

CURRENT ASSETS:		2014		2013
Cash	$	6,499	$	7,200
Cash, Restricted SDL		10,000		10,000
Investments		19,184		15,920
TOTAL CURRENT ASSETS		35,683		33,120
FIXED ASSETS:				
Computer		4,547		4,547
Accumulated Depreciation		(4,547)		(4,547)
		-		-
OTHER ASSETS				
Deferred taxes		600		1,000
TOTAL ASSETS	$	36,283	$	34,120

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:				
Accounts Payable	$	19,047		20,224
Income taxes payable		500		500
Interest Payable		-		1,000
SDL Collateral Payable		10,000		10,000
TOTAL CURRENT LIABILITIES		29,547		31,724
STOCKHOLDERS' EQUITY:				
Common Stock, authorized 2,500 shares, no par value; 2000 shares issued and outstanding		2,000		2,000
Accumulated other comprehensive income		11,384		8,120
Retained (Deficit)		(6,648)		(7,724)
TOTAL STOCKHOLDERS' EQUITY		6,736		2,396
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	36,283		34,120

See Notes to Financial Statements.


CPA

The CPA, Never Underestimate The Value.

HARRISON MAURO MORGAN

CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31,

	2014	2013
REVENUES		
Commission Income	$ 51,691	$ 37,183
EXPENSES		
Computer Expenses	3,409	5,573
Cable	2,583	2,447
Fees, registrations, etc.	2,095	3,942
Interest	1,000	1,000
Depreciation	-	517
Dues and Subscriptions	963	562
Miscellaneous	3,249	989
Office Supplies and Expenses	151	659
Postage	329	75
Professional fees	10,230	6,280
Rent	16,200	10,200
Repairs and Maintenance	2,453	504
Telephone	2,158	2,140
Training, Seminars, etc.	1,272	804
Travel and Entertainment	147	449
Utilities	3,476	3,612
TOTAL OPERATING EXPENSES	49,715	39,753
INCOME BEFORE INCOME TAXES	1,976	(2,570)
PROVISION FOR INCOME TAXES	900	1,396
NET INCOME (LOSS)	1,076	(3,966)
OTHER COMPREHENSIVE INCOME (LOSS) NET OF TAXES		
Unrealized gain on Investment	3,264	5,924
NET COMPREHENSIVE INCOME	4,340	1,958
BASICS EARNINGS PER SHARE	$2.17	$0.97

See notes to Financial Statements.


CPA

The CPA, Never Underestimate The Value.

HORIZONS FINANCIAL INVESTMENT CORPORATION
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	Common Stock	Retained Earnings (Deficit)	Total
Balance at January 1, 2013	$ 2,000	(1,562)	$ 438
Net Comprehensive Income - 2013	-	1,958	1,958
Balance at end of December 31, 2013	$ 2,000	$ 396	$ 2,396
Net Comprehensive Income - 2014	-	4,340	4,340
Balance at end of December 31, 2014	$ 2,000	$ 4,736	$ 6,736

See Notes to Financial Statements.


CPA

HORIZONS FINANCIAL INVESTMENT CORPORATION
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31,

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 4,340	$ 1,958
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense		517
Deferred taxes	400	867
Net Unrealized Gain on investments	(3,264)	(5,924)
Increase (Decrease) in operating liabilities:		
Accounts Payable	(1,177)	3,534
Income Taxes Payable	-	(20)
Interest Payable	(1,000)	-
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(701)	932
NET INCREASE IN CASH	(701)	932
CASH AT BEGINNING OF YEAR	7,200	16,268
CASH AT END OF YEAR	$ 6,499	17,200
SUPPLEMENTAL DISCLOSURES:		
Interest Paid	$ 1,000	1,000
Income Taxes Paid	$ -	

See Notes to Financial Statements.


CPA

HORIZONS FINANCIAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014 AND 2013

Note A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Horizons Financial Investment Corporation conducts its business as a broker/dealer in Securities and is a registered member of F.I.N.R.A. and S. I. P. C.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, short term investments which have an original maturity of ninety days or less are considered cash equivalents.

Subsequent Events

The Company has evaluated subsequent events through February, 16, 2015, which is the date the financial statements were available to be issued.

HORIZONS FINANCIAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2014 AND 2013

Note A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

Accounts receivable at the balance sheet date represents commissions due from a trade made in the prior year. Any accounts receivable deemed uncollectible are charged to expense in the year of uncollectibility. An allowance for doubtful accounts is maintained based on maturity of accounts receivable.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight line method over five years. Maintenance and repairs are charged to operations when incurred.

Investments

Investments in marketable securities are valued at fair market value in the statement of financial condition. Unrealized gains and losses are included in the statements of income.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as transactions occur.

Note B- LEASE COMMITMENTS, RELATED PARTY TRANSACTIONS

The Company leases space and various pieces of equipment, furnishings and fixtures from the President on a month to month basis. Office rent in the amount of $16,200 was paid for 2014 and $10,200 for 2013. Lease payments for office equipment were $600 in 2014 and 2013, respectively.


CPA

HORIZONS FINANCIAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2014 AND 2013

Note B- LEASE COMMITMENTS RELATED PARTY TRANSACTIONS (continued)

$13,048 and $17,224 of accounts payable relate to amounts owed to President for these lease amounts, for December 31, 2014 and 2013

Note C- SECURED DEMAND LOAN

The Company is obligated under a subordinated demand note payable to its Secretary and Stockholder in the amount of $10,000. This note bears interest at the rate of 10% per annum payable semiannually. The note is secured by segregated restricted cash funds.

Note D- NET CAPITAL REQUIREMENTS

The Company is subject to the securities and exchange commission Uniform Net Capital Rule (Rule 15C3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 (and the rule of applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014 and 2013 the Company had net capital of $12,493 and $8,743, respectively. The Company's net capital ratio was 1.56 to 1 for December 31, 2014 and 2.48 to 1 for December 31, 2013.

HORIZONS FINANCIAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014 AND 2013

Note E- INCOME TAXES

The provision for income taxes on the income statement consist of the following:

	2014	2013
Federal:		
Current provision	$ -0-	$ -0-
Deferred	300	537
	300	537
State:		
Current provision	500	530
Deferred	100	329
	600	859
	$ 900	$1,396

The company has a net operating loss carry forward of $9,500 for federal and state income taxes that will expire from 2030 - 2031 for federal income tax purposes and 2018-2019 for state income tax purposes.

HORIZONS FINANCIAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2014 AND 2013

Note F- INVESTMENTS

Investments are stated at fair value unless otherwise noted at cost, and consist of the following as of:

			December 31, 2014	
	Cost		Market Value	Unrealized Gain On Investment
Marketable securities	$ 7,800		$ 19184	$ 11,384

			December 31, 2013	
	Cost		Market Value	Unrealized Gain On Investment
Marketable securities	$ 7,800		$ 15,920	$ 8,120

This investment is considered a level 1 input in the fair value hierarchy.


HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

STEVEN M. HARRISON, CPA
RICHARD L. MAURO, CPA
WILLIAM J. MORGAN, CPA
GERALD G. WILLIS, CPA
WILLIAM A. BAKER, CPA (1991-2002)

A Peer Reviewed Member of the American Institute of Certified Public Accountants

A Member of the New Jersey Society Of Certified Public Accountants

Board of Directors
Horizons Financial Investment Corporation

In planning and performing our audit of the financial statements of Horizons Financial Investment Corporation, as of and for the year ended December 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the company's internal control over financial reporting as a basis for designing our audit procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express and on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of indebtedness (or aggregate debits) and net capital rule under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirement for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

568 High Street
PO Box 400
Burlington, NJ 08016
609-386-6556
Fax 609-386-6446


CPA

The CPA, Never Underestimate The Value.

703 White Horse Road
Suite 5
Voorhees, NJ 08043
856-782-9700
Fax 856-782-2233


HARRISON
MAURO
MORGAN

CERTIFIED PUBLIC ACCOUNTANTS

Company has responsibility are safeguarded against loss form unauthorized use or disposition, and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.


CPA

The CPA, Never Underestimate The Value.


HARRISON
MAURO
MORGAN

CERTIFIED PUBLIC ACCOUNTANTS

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harrison, Mauro & Morgan, P.A.

Harrison, Mauro & Morgan, P.A.
Burlington, NJ
February 16, 2015


CPA


HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

STEVEN M. HARRISON, CPA
RICHARD L. MAURO, CPA
WILLIAM J. MORGAN, CPA
WILLIAM A. BAKER, CPA (1991-2002)

A Peer Reviewed Member of the American Institute of Certified Public Accountants

A Member of the New Jersey Society Of Certified Public Accountants

February 16, 2015

Board of Directors
Horizons Financial Investment Corporation

RE: Financial and Operational Combined Uniform Single (Focus) Report, Form X-17A-5, Parts IIA and III, and Schedule I, January 1, 2014 to December 31, 2014

Gentlemen:

The annual audited Financial and Operational Combined Uniform Single (FOCUS) Report, Form X-17A-5, Parts IIA and III, and Schedule I for the period beginning January 1, 2014 and ending December 31, 2014 does not differ materially from the unaudited reports filed for the same period.

Harrison, Mauro & Morgan, P.A.



568 High Street
PO Box 400
Burlington, NJ 08016
609-386-6556
Fax 609-386-6446


CPA

The CPA, Never Underestimate The Value.

703 White Horse Road
Suite 5
Voorhees, NJ 08043
856-782-9700
Fax 856-782-2233